PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$150,000.00	05-27-2014	05-16-2021	3117100764/03	1701	154271	KW	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "****" has been omitted due to text length limitations.

Borrower: Grote Molen, Inc.
322 West Griffith Road
Pocatello , ID 83201

Lender: D. L. Evans Bank
North Pocatello Branch
4080 Yellowstone Ave.
Pocatello, ID 83202
(208) 637-2265

Principal Amount: $150,000.00   **Date of Note: May 27, 2014**

PROMISE TO PAY. Grote Molen, Inc. ("Borrower") promises to pay to D. L. Evans Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Fifty Thousand & 00/100 Dollars ($150,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on May 16, 2021. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning July 5, 2014, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; and then to principal. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

SBA GUARANTY. Borrower understands and acknowledges that said note has a seven (7) year SBA Guaranty with a maturity date of May 16, 2021. The commitment from D. L. Evans Bank is for one year only and does not commit to any deferral, modification or renewal past May 16, 2015 (maturity date). Conditions of this note are subject to performance of the borrower, review of previous years income taxes, financial information, budget and approval of SBA.

Annual Review

The final maturity date of this revolving line of credit is seven (7) years from the date of this Authorization. On an annual basis, the Note will mature and D.L. Evans Bank shall review the Borrower's financial statements, its performance and financial condition, line usage and its ability to comply with the terms and conditions of the Note. If the Borrower, at any time, experiences a material adverse change in its financial condition, business structure, or its ability to repay the Note, then D.L. Evans Bank may terminate the revolving line of credit and convert the note to a term loan, with monthly principal and interest payments based on a full and complete amortization within the remaining loan term.

Small Business Administration. The secured debts secured by this lien were made under a United States Small Business Administration (SBA) Nationwide program which uses tax dollars to assist small business owners. If the United States is seeking to enforce this agreement, then under SBA Regulations:

A) When SBA is the holder of the note, this agreement and all documents evidencing or securing the secured debts will be construed in accordance with federal law.

B) Lender or SBA may use local or state procedures for purposes such as filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using these procedures, SBA does not waive any federal immunity from local or state control, penalty, tax or liability. No borrower or guarantor may claim or asert against any local or state law to deny and obligation of borrower, or defeat any claim or SBA with respect to the secured debts.

Any clause in this agreement requiring arbitration is not enforceable when SBA is the holder of the note secured by this agreement.

Credit life insurance and credit disability insurance are not required to obtain credit, and will not be provided unless I sign and agree to pay additional costs.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks known as the Wall Street Journal Prime Rate. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notifying Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 3.250% per annum. Interest on the unpaid principal balance of this Note will be calculated as described in the "INTEREST CALCULATION METHOD" paragraph using a rate of 2.000 percentage points over the Index, resulting in an initial rate of 5.250% per annum based on a year of 360 days. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

INTEREST CALCULATION METHOD. Interest on this Note is computed on a 365/360 basis; that is, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. All interest payable under this Note is computed using this method.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: D. L. Evans Bank , Special Assets P. O. Box 1188 Burley, ID 83318.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the interest rate on this Note shall be increased by adding an additional 4.000 percentage point margin ("Default Rate Margin"). The Default Rate Margin shall also apply to each succeeding interest rate change that would have applied had there been no default. However, in no event will the interest rate exceed the maximum interest rate limitations under applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and legal expenses, whether or not there is a lawsuit, including without limitation all reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

WHEN FEDERAL LAW APPLIES. When SBA is the holder, this Note will be interpreted and enforced under federal law, including SBA regulations. Lender or SBA may use state or local procedures for filing papers, recording documents, giving notices, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any federal immunity from state or local control, penalty, tax, or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Cassia County, State of Idaho.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $20.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by the following collateral described in the security instruments listed herein:

(A) a Deed of Trust dated May 27, 2014, to a trustee in favor of Lender on real property located in Bannock County, State of Idaho.

(B) Inventory, chattel paper, accounts, equipment and general intangibles described in a Commercial Security Agreement dated May 27, 2014.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note may be requested either orally or in writing by Borrower or as provided in this paragraph. Lender may, but need not, require that all oral requests be confirmed in writing. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following person or persons are authorized to request advances and authorize payments under the line of credit until Lender receives from Borrower, at Lender's address shown above, written notice of revocation of such authority: Bruce Palmer Crane, Director of Grote Molen, Inc.; and John Betting Hofman, President of Grote Molen, Inc. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs.

DEMAND OF PAYMENT. Pursuant to federal law, and notwithstanding any other provision of this Promissory Note, this extension of credit will become due and payable at the option of Lender at any time Borrower becomes indebted to any and all other banks in an aggregate amount greater than the amount the borrower would be permitted to borrow under the provisions in the federal statutes governing loans to insiders.

DEPOSIT ACCOUNTS. Borrower hereby grants to D. L. Evans Bank a security interest in all deposit accounts at any branch of D. L. Evans Bank in which Borrower has an interest to secure this Promissory Note and any replacements, modifications or extensions of the Promissory Note. .

SECURED GUARANTY. Deed of Trust dated May 27, 2014 in the name of Big Johns Mini Storage LLC located at 1500 South 1st Avenue, Pocatello, ID 83201; 322 West Griffith Street, Pocatello, ID 83201; and 400 West Griffith Road, Pocatello, ID 83201.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

GROTE MOLEN, INC.

By: __COPY_____   By: __COPY_____
    Bruce Palmer Crane, Director of Grote Molen, Inc.   John Betting Hofman, President of Grote Molen, Inc.